Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

March 4, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Immediate Report: Demand to Exercise Rights

Tel Aviv, Israel – March 4, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (the “Company”) announced today that further to the Company’s Reports dated January 23, 2020 and January 27, 2020 concerning applications received by the Company from shareholders of the Company (the “Applicants”) regarding demands for the exercise of rights prior to the filing of derivative claims and an application for the disclosure of documents in connection with the ruling of the Anti Trust Commissioner dated September 4, 2019 concerning abuse of the Company’s position in the matter of passive infrastructure, a Supplementary Report is hereby provided that on March 1, 2020 the Company responded to the Applicants that the applications were premature and that the time had not yet arrived to discuss them, inter alia, since at this time the Company is working to exercise its rights in appeal proceedings against the Commissioner’s ruling.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.